Exhibit 99.1

Corporate Disclosure

[English Translation]
April 18, 2005

Resolution on Long-term Senior Secured Credit Facility Agreement

1. Commitment amount : KRW 720,000,000,000

-Capital stock : KRW 2,310,675,900,000
-Proportion of the senior secured credit facility to capital stock : 31.16%

2. Details

-Lenders : financial institutions
-Borrowing period : from April 21, 2005 to May 14, 2010
-Interest rate : 5.63% p.a.
-Other conditions for borrowing :

(1) Facility A

-Amount : USD 202 million (KRW 202 billion) -Maturity : November 13, 2008

-Availability period : within 3 months from the signing date

-Repayment : repayment in installments, following a period of deferment

•	15% in 2006, 40% in 2007 and 45% in 2008

(2) Facility B

-Amount : KRW 458 billion (KRW 250 billion + USD 208 million (KRW 208 billion) )

-Maturity : May 14, 2010

-Availability period : within 3 — 18 months from the signing date

-Repayment : repayment in installments, following a period of deferment

•	24% in 2007, 28% in 2008, 32% in 2009 and 16% in 2010

(3) Facility C (Revolving Credit)

-Amount : KRW 60 billion
-Maturity : May 14, 2010
-Availability period : within 1 month before the final maturity date
-Repayment : bullet payment on maturity date

(4) Interest rate

-The above-stated interest rate is as of April 14, 2005, and subject to change depending on interest rates at the timing of drawdown

-Applicable interest rate : base rate of each facility + spread

•	Base rate for each facility : For Facility A and USD portion of Facility B, Libor 3 months, for KRW portion of Facility B, 3 year-Corporate Bond rated A+, and for Facility C, 91 days CD

•	Spread for each facility : Facility A (1.850%), Facility B (2.050%) and Facility C (2.075%)

-Spread for each facility could automatically drop by up to 0.75% upon an increase of the Company’s credit ratings

3. Use of proceeds

-Refinancing of the existing secured syndicated loan equivalent to KRW 720 billion
-Repayment of principal and interest of other existing borrowings
-Investments and working capital of the Company

4. Balance of long-term borrowings as of the filing date : KRW 1,005,784,239,015

5. Date of BOD resolution : April 18, 2005

-Three out of five outside directors were present.

6. Application of Fair Trade Act : not applicable

7. Total assets as of the end of 2004 : KRW 3,172,433,578,969

8. Others

(1) Commitment amount is the borrowing limit.
(2) Capital stock is as of the end of 2004.

(3)	Borrowing period refers to the longest among facility maturities, and borrowing date is scheduled date of contract signing and subject to change.

(4)	The above-stated balance of long-term borrowings is the amount as of the end of March 2005, plus the amount of the long-term borrowings determined this time.

(5) Security
The security over the property of the Company including, without limitation, kun-mortgage over real property, kun-pledge over intellectual property rights,

assignment of insurance, yangdo-dambo right over network systems and equipments shall be provided as required under the Loan Agreement.

(6) Guarantee
If it is permitted under the laws, the guarantee issued by the Material Companies
(including the future affiliates) shall be provided.
(7) Authorization relating to the Loan Agreement
-The Representative Director or any person designated by the Representative
Director (including CFO) is authorized to decide any details under the Loan
Agreement (including any and all incidental agreement such as security agreement to be entered into in connection with the Loan Agreement) to such extent determined as above and to decide any matter not listed in above
(including if necessary, the amendment of the agreements) and to execute the
Agreement.
-Provided, that in the course of negotiation of the Loan Agreement, out of those listed above, the Representative Director or any person designated by the
Representative Director (including CFO) is authorized:

(a) to amend the spread up to 50 basis points;
(b) to shorten or extend the maturity and the availability period; and
(c) to adjust the schedule and amount of repayment.

-The Representative Director or any person designated by the Representative
Director (including CFO) is authorized to decide any matter relating to the timing and the amount of drawdown under the Loan Agreement.